                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                  Hybridon, Inc
                               ------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    44860M801
                                   ----------
                                 (CUSIP Number)

                                November 11, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 Pages

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                                  Schedule 13G


--------------------------------                      --------------------------

         CUSIP NO. 44860M801           13G                 Page 2 of 4 Pages
--------------------------------                      --------------------------

--------- ----------------------------------------------------------------------

   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Pecks Management Partners, Ltd.          11-3015963
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                (b) [ ]
                                    Not Applicable
--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4
          CITIZENSHIP OR PLACE OF ORGANIZATION
                                    New York
---------------------- ------ --------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER             8,294,609
       SHARES
                       ------ --------------------------------------------------
BENEFICIALLY OWNED BY
                         6    SHARED VOTING POWER           None
                       ------ --------------------------------------------------
        EACH
      REPORTING          7    SOLE DISPOSITIVE POWER        8,294,609
                       ------ --------------------------------------------------
     PERSON WITH
                         8    SHARED DISPOSITIVE POWER      None
--------- ----------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     8,294,609
--------- ----------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*
                                  Not Applicable
--------- ----------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                  35.14
--------- ----------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
                                  IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1(a):     Name of Issuer:
----------     ---------------
               HYBRIDON INC.

Item 1(b):     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------
               155 Fortune Boulevard
               Milford, MA  01757

Item 2(a)      Name of Person Filing
---------      ---------------------
               Pecks Management Partners Ltd

Item 2(b):     Address of Principal Business Office:
----------     -------------------------------------
               One Rockefeller Plaza, Suite 900
               New York, NY 10020

Item 2(c):     Citizenship:
----------     ------------
               New York

Item 2(d):     Title of Class of Securities:
----------     -----------------------------
               Common Stock

Item 2(e):     CUSIP Number:
----------     -------------
               44860M801

Item 3:        If the reporting person is an investment adviser in accordance
-------        with ss. 240.13d-1(b)(1)(ii)(E), check this box.  [X]

Item 4:        Ownership:
-------        ----------
               a        8,294,609
               b        35.14%
               c   (i)    8,294,609
                  (ii)    Not Applicable
                 (iii)    8,294,609
                  (iv)    Not Applicable

Item 5:        Ownership of Five Percent or Less of a Class:
-------        ---------------------------------------------
               Not applicable

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
-------        ----------------------------------------------------------------
               The Common Stock as to which this Schedule relates are owned by seven investment advisory clients of Pecks, which clients would received dividends and the proceeds from the sale of such shares. Three such clients, Delaware State Employees' Retirement Fund, General Motors Employees Domestic Group Trust and The Declaration of Trust for hte Defined Benefit Plans of ICI American Holdings are know to have such interest with respect to more than 5% of the class.

                               Page 3 of 4 Pages
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Item 7:        Identification and Classification of the
-------        ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on By the Parent Holding Company:
               ------------------------------------------
               Not Applicable.

Item 8:        Identification and Classification of
-------        ------------------------------------
               Members of the Group:
               ---------------------
               Not Applicable.

Item 9:        Notice of Dissolution of Group:
-------        -------------------------------
               Not Applicable.

Item 10:       Certification:
--------       --------------
               Inasmuch as the reporting person is no longer the beneficial owner of more than five percent of the number of shares outstanding of the issuer of the securities referenced herein, the reporting person has no further reporting obligation under
               Section 13(d) of the Act with respect to such issuer.


                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                January 14, 1999

                                                /s/ Arthur W. Berry
                                                ------------------------------
                                                Arthur W. Berry
                                                Principal